BRF S.A.

A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

SUMMARY OF THE MINUTES OF THE 10th/13 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: June  28th, 2013, at 09:00 at Rua Hungria, 1400 – 5th floor, in the city and state of São Paulo. CHAIR: Abilio dos Santos Diniz, Chairman, Edina Biava, Secretary. ATTENDANCE: the  full complement of effective members. RESOLUTIONS ADOPTED: 1. Corporate Restructuring in Argentina – the  proposed corporate restructuring in Argentina, involving Danica and Avex, was approved effective in Dec/31/2014, as were the other operations proposed in connection with the restructuring. 2. Sureties for Overseas Subsidiaries – 2.1.  The Executive Board was authorized to enter into a Company Guarantee Agreement on behalf of Perdigao International, a demand arising from the formalization of the Construction Contract dated May/27/2013 for the United Arab Emirates Abu Dhabi Plant with Amana Steel Buildings Contracting (LLC). The total amount of the Guarantee is AED 315,000,000.00 (UAE Dirham: Three hundred and fifteen million Dirhams), equal to approximately USD 85.0 million, in connection with the hiring of Amana to build the Abu Dabhi factory. 2.2.  The Executive Board was authorized to enter into a bank guarantee agreement concerning a guarantee on behalf of the company Allfein. 3.  Other internal corporate matters. The meeting adjourned on june 28th, 2013. This is a summary of the full Meeting of the Board of Directors and has been signed by all Directors: ABILIO DOS SANTOS DINIZ, Chairman; SÉRGIO RICARDO SILVA ROSA, Vice Chairman; CARLOS FERNANDO COSTA; DÉCIO DA SILVA; JOSÉ CARLOS REIS MAGALHÃES NETO; LUIZ FERNANDO FURLAN; LUÍS CARLOS FERNANDES AFONSO; MANOEL CORDEIRO SILVA FILHO; PAULO ASSUNÇÃO DE SOUSA; PEDRO DE ANDRADE FARIA; WALTER FONTANA FILHO.

EDINA BIAVA

Secretary